Sol Strategies Reports Strong Validator

Growth, Expansion of SOL Holdings and

Resignation of Director

Toronto, Ontario--(Newsfile Corp. - February 3, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc.) (the "Company"), a publicly traded, Canadian holding company that invests in the Solana blockchain and ecosystem, is pleased to provide an update on its recent operational milestones and strategic initiatives. Following its acquisition of OrangeFin Ventures and Cogent Crypto, Sol Strategies has successfully expanded its validator operations, increased SOL delegation, deployed the next-generation Firedancer validator client, and made further strategic purchases of SOL. The Company also announces a leadership transition, as Moe Adham steps down from the Board of Directors.

Validation Milestones

January marks the first full month of validator operations after its acquisition of OrangeFin Ventures and Cogent Crypto. During the month of January, the Company saw the total SOL delegation across its three mainnet Solana validators grow from 1.57M SOL to approximately 1.77M SOL, of an increase of approximately 200,000 SOL, of which 166,000 SOL are new delegations from third parties.

The company also successfully deployed the new Firedancer validator client on two of its Solana Validators, further solidifying its position as a leader in the Solana Validation sector. For Solana, the launch of Firedancer is a pivotal moment, addressing key areas of improvement in transactions per second, network resilience and resource efficiency. Having been in development since 2022, the launch of Firedancer demonstrates the continued technological superiority of the Solana network. The performance of Firedancer has already exceeded the Company's expectations. Sol Strategies is proud to be one of the first validators running this client on the Solana Network and will continue to monitor its performance for further deployment.

SOL purchases

Between January 19th, 2025 and January 31, 2025, the Company completed the purchase of an additional 40,300 SOL for approximately CAD$ 14,337,332 (US$9,935,329), at an average price of CAD$355.77 per SOL (USD $246.53), inclusive of fees and expenses.

The Company also completed the $2.5 million second tranche of a private placement of convertible debentures (see press release dated January 24, 2025), the gross proceeds of which were satisfied by the payment of 6,564.47 SOL, at an average price of C$380.84 SOL (US$ 265.65 SOL).

As of January 31, 2025, Sol Strategies and its subsidiaries held an aggregate of approximately 189,968 SOL, acquired at a total purchase price of approximately $48.7 million CAD, with an average purchase price of approximately $256.21 CAD per SOL, inclusive of fees and expenses, with a value of $63.7 million CAD based on the closing price of SOL on January 31, 2025.

Management Updates

The company announces that Mr. Moe Adham, a director and Chief Investment Officer, has resigned effective January 30, 2025, due to personal circumstances. Since joining the Board of Directors in 2018, Mr. Adham has played an integral role in its growth and success. He will continue to advise the Company on strategic initiatives in the near term.

Mr. Adham stated, "While I am saddened to depart from Sol Strategies, I am immensely proud of the Company's achievements under Leah Wald's leadership as CEO. I am confident that the Company is in capable hands and will continue to thrive in the Solana ecosystem. My family's relocation to Tokyo has necessitated this decision, as the time zone difference would hinder my ability to effectively support the business. I have the utmost confidence in the management and direction of Sol Strategies and could not be prouder of the team. I am pleased to continue advising the Company during this transition to ensure the continued excellence of execution."

Tony Guoga, Chairman of the Board, added, "On behalf of the Board and the entire Company, I want to sincerely thank Moe for his years of dedication and leadership. It has been a pleasure working with him, and we wish him and his family all the best in their move to Tokyo. Sol Strategies has never been in a stronger position from both a management and market perspective, and we remain fully confident in our trajectory for 2025 and beyond. With the recent addition of Ungad Chadda to the Board in late 2024, we are well-positioned to continue executing our vision."

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company change report may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: sol@kcsa.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/239380